Via Facsimile and U.S. Mail
Mail Stop 6010

May 19, 2008

James H. Bloem
Principal Financial Officer
Humana Inc.
500 West Main Street
Louisville, KY 40202

Re: Humana Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 25, 2008
File Number: 001-05975

Dear Mr. Bloem:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

Our Products Marketed to Government Segment Members and Beneficiaries, page 4

1. Please revise your description of your agreement with the Department of Veteran Affairs in connection with Project HERO (Healthcare Effectiveness through Resource Optimization) to provide a description of the material terms of this agreement, including, but not limited to any payment provisions, other rights obtained and

material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, if you are substantially dependent on this agreement, please file a copy of this agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you do not believe you are substantially dependent on this agreement, please provide us with an analysis supporting your determination.

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Benefit Expense Recognition, page 52

2. You disclose on page 54 that "claim reserve balances at December 31, 2006 ultimately settled during 2007 for $242.9 million less than the amounts originally estimated." Your disclosure regarding this change in estimate appears to address only the change in favorable development from year to year and not the entire change in estimate recorded. Please revise your disclosure to discuss the reason for favorable development and quantify the change in estimate by line of business for each year presented.   Disclose any specific changes in your significant assumptions, such as trend factors or completion factors, as a result of favorable development each year.

3. Please revise your disclosure to quantify the amount of changes in estimates for the TRICARE contract. Discuss the specific changes in your assumptions that resulted in the adjustment to benefit expense for changes in estimates.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Jeffrey Riedler, Assistant Director, at (202) 551-3710 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant